Contact

www.linkedin.com/in/jaeson-
bang-1a29aa1a (LinkedIn)

Top Skills

Medical Devices
Clinical Trials
Medical Sales

Languages

Korean (Native or Bilingual)

Certifications

NASPE
AI/ML/DL

Jaeson Bang

Future Cardia
Greater Tampa Bay Area

Summary

Clinical, Technology and Business operations with Medtronic and
Startups x 18 years.

―――

Experience

Future Cardia
Founder CEO
May 2019 - Present (5 years 2 months)
Houston TX and Tampa FL

Digital Health, Connected Implants. Human Sensor Convergence.

StartX.
Member Fall 2021
November 2021 - Present (2 years 8 months)
Palo Alto, California, United States

StartX is a community of serial entrepreneurs, industry experts, tenured
Stanford professors, and well-funded growth-stage startups. Collectively,
StartX companies have raised $8 Billion in funding with a combined valuation
of more than $30 Billion to date. 10 Unicorn startups in 12 years came out of
StartX.

EBR systems inc
US Trainer / Therapy Development Manager
July 2015 - November 2018 (3 years 5 months)
Sunnyvale, California

Silicon Valley Medical Technology Startup, set out to treat Heart Failure with
Wireless Ultrasound Pacemaker

Keystone Heart Ltd.
Clinical and Business Consultant
October 2014 - April 2015 (7 months)
Israel

Early stage Israeli startup to develop Cerebral Embolic Protection Device for
TAVR in Europe

Abiomed
Cardiology Account Manager
May 2013 - September 2014 (1 year 5 months)
Tampa/St. Petersburg, Florida Area

Complex PCI and Micro Heart Pump for emergency hemodynamic support for sudden cardiac arrest

CVRx | Barostim
Regional Manager
January 2009 - May 2013 (4 years 5 months)
Greater Minneapolis-St. Paul Area

Johnson & Johnson and NEA funded Neuro-modulations startup to treat Hypertension and Heart Failure

Medtronic
5 years 5 months

Sales Representative
February 2007 - February 2009 (2 years 1 month)
Tampa/St. Petersburg, Florida Area

Global Medical Technology Leader in Cardiology / Structural Heart / Electrophysiology: Implantable Pacemakers and Defibrillators (AICD) / Cardiac Resynchronization.

Sr. Clinical Specialist
October 2003 - February 2007 (3 years 5 months)

Education

Northwestern University - Kellogg School of Management
Master of Business Administration (MBA), Business Administration and Management, General · (2013 - 2015)

Santa Monica College
· (1999)